STANDARD DRILLING, INC.
1640 Terrace Way, Walnut Creek, CA 94597

January 22, 2010

TO:	Yolanda Guobadia, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

FROM:	David S. Rector, President
Standard Drilling, Inc.

RE:	Standard Drilling, Inc.
Form 10-K for the Year Ended December 31, 2008

Ms. Guobadia -

This letter is written with the intent to explain and clarify management’s intent with respect to the re-filing of our Company’s Form 10-K for the year ended December 31, 2008.  As discussed in our Current Report on Form 8-K/A filed October 27, 2009, the Company’s financial statements as of December 31, 2008, included in Form 10-K/A as filed on August 25, 2009, could not be relied upon, as a result of the revocation of the registration of our former auditor of record, Moore & Associates, LLC.  In addition, it was determined by our Board of Directors that the aforementioned financial statements contained errors with respect to certain contingent liabilities not properly recorded.  For these reasons, we have engaged M&K CPAs, PLLC, to perform a re-audit of our financial statements for the fiscal year ended December 31, 2008.  M&K will also be auditing our financial statements for the 2009 fiscal year.

It is our intention to file a 10-K/A including our re-audited financial statements for the year ended December 31, 2008, on or around February 28, 2010.  We expect to file our 2009 Form 10-K around this same time.  This estimate is based on the assumption that M&K CPAs, PLLC will be able to complete their audit procedures in a timely manner, and that we will respond to and satisfy their inquiries in a timely manner.  If any events or communications transpire prior to February 28, 2010 that lead us to conclude we will not meet this time estimate, we will promptly communicate our revised estimate to the Commission.

Please feel free to contact us at any time with any further questions or comments.

Sincerely,

/s/ David S. Rector
David S. Rector
President
Standard Drilling, Inc.